FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]         Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]        No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of Announcement No. 7 - 2005 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on August 9, 2005.

Exhibit 1
---------

Announcement No. 7 - 2005

SECOND QUARTER REPORT 2005

Profit for second quarter 2005 was USD 48 mill. (DKK 284 mill.) before tax, receipt of dividends and profit from sale of vessels. Expectations for 2005 result are maintained.

Key points

     o Profit for the second quarter 2005 was USD 81 mill. (DKK 479 mill.) after tax. Profit for first half 2005 was USD 150 mill. (DKK 870 mill.) after tax. The result is considered highly satisfactory.

     o Cash flow from operations was USD 98 mill. (DKK 579 mill.) in the quarter.

     o Earnings per share (EPS) were USD 2.3 (DKK 13.6) in the second quarter 2005 against USD 1.4 in the same period last year. EPS for the first half was USD 4.3 in 2005 and USD 2.4 in 2004.

     o    Return on Invested Capital (RoIC) was 31.0% p.a., and Return on Equity
          (RoE) was 36.9% p.a. in the quarter and 35.4% (RoIC) and 36.5% (RoE) for first half 2005.

     o Shareholders' equity was USD 854 mill. (DKK 5.261 mill.) as at 30 June 2005, and the market value of the Company's vessels exceeded book value by USD 702 mill. (DKK 4.324 mill.).

     o Rates for TORM's product tankers were better than expected in the second quarter 2005. Among the reasons was increased transportation demand from arbitrage of oil products between different parts of the world. Rates in the Bulk division were slightly lower than expected. The bulk market decreased significantly in the second and into the third quarter due to lower transportation of especially iron ore and reduced port congestion due to the lower demand.

     o Expectations for 2005 are maintained at USD 165-175 mill. before tax, receipt of dividends and profit from sale of vessels.

     o Additionally, TORM has to date received dividends of USD 13 mill. and realised a gain on the sale of vessels of USD 40 mill. A gain of approximately USD 15 mill. is expected to be realised in the third quarter 2005 resulting from the delivery of the MR tanker TORM Asia sold earlier in the year. The total additional amount is USD 68 mill.

     o The value adjustment on the Norden shares in 2005 was USD 3 mill. as at 30 June 2005.

Telephone conference

     o Telephone conference and webcast (www.torm.com) reviewing the report for the second quarter 2005 will take place today, 9 August 2005, at 17:00 Copenhagen time. To participate, please call 10 minutes before the call on tel.:+45 3271 4611 (from Europe) or +1 334 323 6203 (from the USA). A replay of the conference will be available from TORM's website.

Contact   A/S Dampskibsselskabet TORM                Telephone +45 39 17 92 00
          Tuborg Havnevej 18                         Klaus Kjaerulff, CEO
          DK-2900 Hellerup - Denmark                 Klaus Nyborg, CFO

------------------------------------------------------------------------------------------------------------------------
                                                                                       Q1-Q2        Q1-Q2
Mill. USD                                               Q2 2005       Q2 2004          2005         2004          2004
------------------------------------------------------------------------------------------------------------------------
Income statement
Net revenue                                               132.1          98.0          264.4        200.4         433.3
Time charter equivalent earnings (TCE)                    103.7          81.5          209.3        163.3         350.3
Gross profit                                               70.0          56.2          145.6        112.0         240.9
Profit before depreciation                                 87.1          53.3          179.0         96.8         215.5
Profit before financial items (EBIT)                       75.9          44.9          157.5         80.1         180.3

Financial items                                             5.4           5.6           -1.9          1.5          30.6
Profit before tax                                          81.3          50.5          155.6         81.6         210.9
Net profit                                                 81.2          50.5          149.7         81.6         201.3
------------------------------------------------------------------------------------------------------------------------

Balance sheet
Total assets                                            1,580.6       1,016.3        1,580.6      1,016.3       1,239.6
Shareholders' equity                                      853.5         551.0          853.5        551.0         788.7
Liabilities                                               727.1         465.3          727.1        465.3         450.9
Invested capital                                        1,086.5         633.5        1,086.5        633.5         692.0
Net interest bearing debt                                 617.4         332.7          617.4        332.7         271.8
------------------------------------------------------------------------------------------------------------------------

Cash flow
From operating activities                                  97.5          56.5          180.9         98.8         227.9
From investing activities                                -195.2         -61.2         -388.8       -113.4        -187.1
    Thereof investment in tangible fixed assets          -249.9         -61.2         -471.5       -113.4        -187.3
From financing activities                                  44.4          -2.2         -181.8         28.2          -2.7
Net cash flow                                             -53.3          -6.9          -26.1         13.6          38.1
------------------------------------------------------------------------------------------------------------------------

Key Financial figures
Margins:
    TCE                                                   78.5%         83.2%          79.2%        81.5%         80.8%
    Gross profit                                          53.0%         57.3%          55.1%        55.9%         55.6%
    Profit before depreciation                            65.9%         54.4%          67.7%        48.3%         49.7%
    Profit before financial items                         57.5%         45.8%          59.6%        40.0%         41.6%
Return on Equity (RoE) (p.a.)                             36.9%         35.8%          36.5%        34.1%         33.7%
Return on Invested Capital (RoIC) (p.a.)                  31.0%         29.9%          35.4%        27.6%         29.6%
Equity ratio                                              54.0%         54.2%          54.0%        54.2%         63.6%
Exchange rate DKK/USD, end of period                       6.16          6.11           6.16         6.11          5.47
Exchange rate DKK/USD, average                             5.91          6.18           5.80         6.07          5.99
------------------------------------------------------------------------------------------------------------------------

Share related key figures
Earnings per share, EPS*                 USD                2.3           1.4            4.3          2.4           5.8
Cash flow per share, CFPS*               USD                2.8           1.6            5.2          2.8           6.5
Share price, end of period               DKK              331.5         149.8          331.5        149.8         225.8
Number of shares, end of period          Mio.              36.4          36.4           36.4         36.4          36.4
Number of shares, average**              Mio.              34.8          34.8           34.8         34.7          34.8
------------------------------------------------------------------------------------------------------------------------
*    The comparative figures for the Q2 2004 and Q1-Q2 2004 are restated to reflect the issue of bonus shares in May 2004.
**   The comparative figures for the q2 2004 and Q1-Q2 2004 are restated to reflect the issue of bonus shares in May 2004. The average number of shares excludes own shares.

Profit by division


Mill. USD                                                 Q2 2005                             Q1-Q2 2005
                                           ---------------------------------------------------------------------------
                                           Tanker    Bulk      Not                 Tanker   Bulk     Not
                                         division  division  allocated   Total   division division allocated   Total
----------------------------------------------------------------------------------------------------------------------
Net revenue                                 87.2     44.9      0.0      132.1     172.2     92.2      0.0     264.4
Port expenses and bunkers                  -24.5     -3.9      0.0      -28.4     -47.9     -7.2      0.0     -55.1
--------------------------------------------------------------------------------------------------------------------

Time charter equivalent earnings (TCE)      62.7     41.0      0.0      103.7     124.3     85.0      0.0     209.3
Charter hire                                -9.3     -8.1      0.0      -17.4     -14.8    -19.1      0.0     -33.9
Operating expenses                         -12.4     -3.9      0.0      -16.3     -22.8     -7.0      0.0     -29.8
--------------------------------------------------------------------------------------------------------------------

Gross profit                                41.0     29.0      0.0       70.0      86.7     58.9      0.0     145.6
Profit on sale of vessels and interest      21.0      0.0      0.0       21.0      40.4      0.0      0.0      40.4
Administrative expenses                     -5.4     -1.3      0.0       -6.7     -10.8     -2.5      0.0     -13.3
Other operating expenses                     2.7      0.1      0.0        2.8       6.2      0.1      0.0       6.3
--------------------------------------------------------------------------------------------------------------------

Profit before depreciation                  59.3     27.8      0.0       87.1     122.5     56.5      0.0     179.0
Depreciation                                -8.7     -2.5      0.0      -11.2     -16.2     -5.3      0.0     -21.5
--------------------------------------------------------------------------------------------------------------------

Profit before financial items (EBIT)        50.6     25.3      0.0       75.9     106.3     51.2      0.0     157.5
Financial items                             -9.7     -2.2     17.3        5.4     -14.3     -3.3     15.7      -1.9
--------------------------------------------------------------------------------------------------------------------

Profit before tax
                                            40.9     23.1     17.3       81.3      92.0     47.9     15.7     155.6
Tax                                          0.0      0.0     -0.1       -0.1       0.0      0.0     -5.9      -5.9
--------------------------------------------------------------------------------------------------------------------

Net profit after tax for the period         40.9     23.1     17.2       81.2      92.0     47.9      9.8     149.7
--------------------------------------------------------------------------------------------------------------------
TCE is gross freight income less bunker, commissions and port expenses (TCE =
Time Charter Equivalent).

Tanker and Bulk

Tanker division

     The Tanker division achieved a profit after tax in the second quarter 2005 of USD 41 mill. against USD 51 mill. in the first quarter 2005. Of this, profit on the sale of vessels amounted to USD 21 mill. in the second quarter against USD 19 mill. in the first quarter 2005.

     In line with normal seasonal developments, the market for TORM's product tankers was at a lower level in the second quarter 2005 than during the strong first quarter. Compared to second quarter in previous years, however, the market in the quarter was at a very healthy level. At the same time, it is very positive that the tanker market for period charters in the second quarter has remained at levels exceeding the current spot market, indicating a strong level of confidence in the freight rates going forward among market participants.

     The continuing growth of the world economy combined with limited growth in refining capacity in the Western Hemisphere have maintained a sound level of demand for transportation of refined oil products, which explains the solid rate levels. Concurrently, there have been opportunities for arbitrage of oil products between different parts of the world, which increased the transportation demand.

     TORM's Tanker division achieved freight rates in the second quarter 2005 that compared to the second quarter 2004 were 6%, 13% and 25% higher for the LR2, LR1 and MR segments, respectively. During the first two quarters, TORM had some coverage in the form of period charters, which were entered into at rates below the spot market.

     The number of earning days in the LR2 segment was reduced by 2% compared to the second quarter 2004 due to increased docking activity. The number of earning days in the LR1 segment increased by 104%, resulting from the delivery of newbuildings. Available earning days in the MR segment increased by 19%, compared to the same period the year before, primarily due to the delivery of newbuildings and second hand vessels.

     The delivery of the five MR vessels and one LR1 vessel, which TORM acquired from the pool partner LGR di Navigazione, took place later than expected, and thus only three of these vessels were delivered at the end of the second quarter 2005. Two vessels were delivered in the beginning of the third quarter, whereas the remaining vessel is expected to be delivered during the third quarter 2005.

     During the second quarter of 2005 TORM entered into an agreement with the Mexican oil company PEMEX, who is chartering two MR product tankers for a period of five years, commencing in June 2005, at rates that compared to the market is very satisfactory.

                                                                                                                  Change
                                                                                                                  Q2 04
 Tanker division                            Q2 04         Q3 04         Q4 04        Q1 05          Q2 05       - Q2 05
------------------------------------------------------------------------------------------------------------------------
LR2 (Aframax, 90-110,000 DWT)
Available earning days                        450           460           460          450            442           -2%
Per earning day (USD):
    Earnings (TCE)                         27,896        28,389        47,626       38,567         29,615            6%
    Operating expenses                     -4,898        -4,148        -5,285       -5,526         -4,849           -1%
    Operating cash flow                    17,061        18,212        37,579       27,570         18,726           10%
------------------------------------------------------------------------------------------------------------------------

LR1 (Panamax, 75-85,000 DWT)
Available earning days                        319           406           413          498            652          104%
Per earning day (USD):
    Earnings (TCE)                         23,028        22,998        30,253       29,788         25,989           13%
    Operating expenses                     -5,267        -5,742        -7,259       -4,991         -6,836           30%
    Operating cash flow                    17,761        17,256        22,994       21,647         11,769          -34%
------------------------------------------------------------------------------------------------------------------------

MR (45,000 DWT)
Available earning days                      1,067         1,054         1,178        1,125          1,270           19%
Per earning day (USD):
    Earnings (TCE)                         20,288        19,890        24,541       26,484         25,381           25%
    Operating expenses                     -5,367        -5,581        -6,790       -6,223         -6,594           23%
    Operating cash flow                    14,920        14,308        17,751       20,261         18,788           26%
------------------------------------------------------------------------------------------------------------------------

TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels. Operating cash flow = TCE less operating expenses and charter hire.

Bulk division

     The Bulk division achieved a profit after tax in the second quarter of 2005 of USD 23 mill.

     Rates in the bulk market have declined significantly in the second quarter 2005. Following very high freight rates in the first quarter, levels reduced markedly in the second quarter, repeating what occurred in 2004. However, in 2005 the decline has continued into the third quarter.

     This development should be seen against a background of strong commodity price increases, especially in respect of iron ore in the second quarter 2005, which contributed to increased import into especially China in the first quarter but conversely reduced import during the second quarter 2005. Concurrently, increased Chinese focus on limiting imports has led to lower demand for transportation capacity. This has led to reduced port congestion
     - thereby freeing up further capacity.

     Due to the significant forward coverage, however, the lower freight rates have not had a corresponding effect on TORM's earnings. Compared to the same period last year, freight rates achieved in the Bulk division in the second quarter of 2005 were 17% and 8% higher for TORM's Panamax and Handysize vessels, respectively.

     The number of available earning days for TORM's Panamax vessels was 11% lower due to a smaller number of chartered-in vessels, while the number of earning days for Handysize decreased by 32% due to the re-delivery of chartered-in tonnage.

                                                                                                                 Change
                                                                                                                  Q2 04
Bulk division                               Q2 04         Q3 04         Q4 04        Q1 05          Q2 05       - Q2 05
------------------------------------------------------------------------------------------------------------------------
Panamax (60-80,000 DWT)
Available earning days                      1.352         1.438         1.455        1.324          1.203          -11%
Per earning day (USD):

    Earnings (TCE)                         26.501        25.562        26.260       30.641         30.962           17%
    Operating expenses                     -5.801        -4.818        -4.502       -4.794         -4.607          -21%
    Operating cash flow                    17.523        16.876        16.491       20.495         21.792           24%
------------------------------------------------------------------------------------------------------------------------

Handysize (20-35,000 DWT)
Available earning days                        302           237           215          199            206          -32%
Per earning day (USD):
    Earnings (TCE)                         16.320        14.806        19.189       18.952         17.645            8%
    Operating expenses                     -3.302        -3.556        -2.651       -2.916         -3.908           18%
    Operating cash flow                    11.802        10.340        16.135       15.306         13.172           19%
------------------------------------------------------------------------------------------------------------------------

TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels. Operating cash flow = TCE less operating expenses and charter hire.

Other activities

     Other (not allocated) activities mainly consist of dividends received from Norden of USD 13 mill. and exchange rate and value adjustments of USD 4 mill.

Fleet development

     TORM has renewed its owned fleet considerably in the first half of 2005. During that period, the Tanker division has added seven tankers at a total value of USD 325 mill., while 3.5 older tankers have been disposed of with a total gain of USD 40 mill. In the Bulk division one bulk carrier was added as a result of the exercise of a purchase option.

     The six vessels acquired by TORM from the pool partner LGR di Navigazione have been delivered later than expected, with only three delivered at the end of the second quarter 2005. Two vessels were delivered in the beginning of the third quarter, whereas the remaining vessel is expected to be delivered during the third quarter.

     TORM has divested its 50% share in the LR1 product tanker Kirsten, built 1988, with a gain of USD 7 mill. and entered into an agreement with a pool partner who has acquired an LR1 newbuilding which would have been delivered to TORM in the first quarter 2006.

                  At the end of the second quarter 2005, TORM's owned fleet comprises 26 tankers and 10 bulk carriers, totalling 36 vessels, corresponding to a net increase of the owned fleet of 12% (by DWT) during the first half 2005.

                         31 Dec 2004          Addition          Disposal       30 Jun 2005
-------------------------------------------------------------------------------------------
LR2 / Aframax                    5.0                 -                 -               5.0

LR1 / Panamax                    4.5         TORM Sara        TORM Margrethe*          5.0
                                             TORM Signe       TORM Hilde*
                                             TORM Emilie      Kirsten (50%)
MR                              13.0         TORM Helvig      TORM Olga               16.0
                                             TORM Ragnhild
                                             TORM Caroline
                                             TORM Cecilie
-------------------------------------------------------------------------------------------
Tankers                         22.5          7.0              3.5                    26.0
-------------------------------------------------------------------------------------------

Panamax                          7.0         TORM Rotna        -                       8.0
Handysize                        2.0            -              -                       2.0
-------------------------------------------------------------------------------------------
Bulk                             9.0          1.0              -                      10.0
-------------------------------------------------------------------------------------------
Total                           31.5          8.0              3.5                    36.0
-------------------------------------------------------------------------------------------

* Both chartered back for five years.

Planned fleet changes

     In the third quarter 2005 TORM will take delivery of a further three second hand MR vessels that will be delivered by the pool partner LGR, deliver the MR vessel TORM Asia, which was sold earlier in the year, and take delivery of one LR1 newbuilding.

     During the second quarter, the Company has entered into an agreement with Dalian New Shipyard about construction of two additional LR2 product tankers for delivery in 2008 and 2009.

     Following the aforementioned deliveries in the third quarter 2005 and new newbuilding orderings, TORM's order book will consist of seven LR2 product tankers for delivery April 2006 - January 2009 and 2.5 LR1 product tankers (of which one is sold) for delivery up to January 2006.

  Year        2005              2006                2007              2008-9               Total
            -------       --------------     ----------------  -----------------
Quarter       3   4       1   2    3   4      1   2    3   4      1   2   3    4      1
------------------------------------------------------------------------------------------------
  LR2         -   -       -   1    1   -      1   1    -   -      1   -   1    -      1       7
  LR1         1   -       1*  -    - 0.5      1   -    -   -      -   -   -    -      -     2.5
  MR          3*  -       -   -    -   -      -   -    -   -      -   -   -    -      -       2
------------------------------------------------------------------------------------------------
  Net         3   -       -   1    1 0.5      2   1    -   -      1   -   1    -      1  1  1.5
  total
------------------------------------------------------------------------------------------------

* One LR1 newbuilding is sold for delivery in Q1 2006 and one second hand MR (TORM Asia) vessel is sold for delivery in Q3 2005.

     Additionally, TORM holds purchase options on six Panamax bulk vessels, which can be exercised in 2007 or later.

Pools

     As at 30 June 2005 the three product tanker pools consisted of 74 vessels. At the end of 2005, 76 vessels are expected to be in the pools.

     RESULTS

Second quarter 2005

     Second quarter 2005 showed a gross profit of USD 70 mill. Profit before depreciation for the period was USD 87 mill.

     Depreciation was USD 11 mill. in the second quarter 2005 (USD 8 mill. in the same quarter 2004). The increased depreciation is the result of the increased fleet size brought about by the delivery of newbuildings and second hand vessels.

     Profit before financial items for the second quarter 2005 was USD 76 mill. Of this, the Tanker and Bulk division contributed USD 51 mill. and USD 25 mill., respectively.

     Financial items were positive by USD 5 mill., mainly due to the receipt of dividends amounting to USD 13 mill.

     Profit after tax was USD 81 mill. Of this the Tanker division contributed with a profit after tax of USD 41 mill., while the Bulk division's profit after tax was USD 23 mill. Other activities (mainly unallocated financial items) showed a profit after tax of USD 17 mill.

Assets

     Total assets increased in the second quarter 2005 from USD 1,499 mill. to USD 1,581 mill., mainly as a result of increased non-current assets during the period from USD 1,256 mill. to USD 1,421 mill. This was connected to the net effect of delivery of purchased and sold vessels and the increased value of the Norden investment, countered by depreciation during the period.

     The investment in Norden is valued at DKK 3,102 per share, the price on the Copenhagen Stock Exchange on 30 June 2005.

     The market value of the Company's vessels exceeded the vessels' book value by USD 702 mill. at 30 June 2005 (DKK 119/share).

Liabilities

     During the second quarter 2005, net interest bearing debt increased from USD 380 mill. to USD 617 mill. The increase was mainly due to net borrowing in connection with delivery of vessels, countered by positive cash earnings in the period.

Shareholders' equity

     During the second quarter 2005 shareholders' equity decreased from USD 908 mill. to USD 853 mill., primarily as an effect of dividends paid, countered by earnings in the period and value adjustments, especially on the Norden shares. Shareholders' equity as a percentage of total assets decreased from 60.5% at 31 March 2005 to 54.0% at 30 June 2005.

     At 30 June 2005 TORM owned 1,568,472 own shares corresponding to 4.3% of the Company's share capital, which is unchanged from 31 March 2005.

Six months 2005

     Profit after tax for the first six months of 2005 was USD 150 mill. including profit on sale of vessels of USD 40 mill., receipt of dividend of USD 13 mill. and taxes of minus USD 6 mill.

     Profit before tax, receipt of dividends and profit on sale of vessels for the first six months of 2005 was thus USD 102 mill.

     This result is considered highly satisfactory.

     Gross profit for the first six months of 2005 was USD 146 mill. (against USD 112 mill. for the first six months of 2004). The increase was mainly due to a combination of increasing freight rates in both the Tanker and Bulk divisions and an increase in the number of earning days in the Tanker division.

     Profit before depreciation was USD 179 mill. (USD 97 mill.).

Subsequent events

     There have been no events subsequent to the end of the reporting period, which materially change the financial position of the Company.

Norden

     In the first half 2005, the value of the Norden shares has increased by USD 3 mill. This is an effect of an increase in the share price, measured in DKK, from DKK 2,726/share at 31 December 2004 to DKK 3,102/share at 30 June 2005, countered by an increase in the USD/DKK exchange rate from 5.47 to
     6.16 in the same period.

     The summer of 2005 marks three years' ownership of the initial investment in 727,803 shares of Norden. A potential gain at disposal of these shares will hereafter be tax free for TORM.

Expectations

     The rates in TORM's Tanker division in the first six months of the year have been better than originally expected, and the third quarter has started slightly better than expected. However, the delivery of certain vessels has been delayed compared to the schedule that was expected at the publication of the expectations in the first quarter 2005 report on 12 May 2005.

     Rates in the Bulk division have been slightly lower than expected in the first six months of 2005. Rates in the spot market have continued to weaken into the third quarter, which gives rise to some uncertainty in this regard. It remains TORM's expectation that the spot market will improve somewhat towards the end of the year, although not to the levels seen in the fourth quarter 2004.

     As a consequence of a better realised and expected market for the Tanker division and a poorer than expected market for the Bulk division, coupled with later delivery of certain vessels, the expectations to the profit before tax, receipt of dividends received and gain on sale of vessels for 2005 are maintained at USD 165-175 mill.

     In addition to this, TORM expects gains from sales of vessels of USD 55 mill. and receipt of dividends of USD 13 mill., leading to a total expected profit before tax in the order of USD 233-243 mill.

     The key assumptions behind the expectations are as follows:

Assumptions                         Q1 05A      Q2 05A        Q3 05       Q4 05
--------------------------------------------------------------------------------
                                       450         442          460         636
LR2          Earning days
             TCE rate (USD/day)     38,567      29,615       23,900      28,100

LR1          Earning days              498         652          766         819
             TCE rate (USD/day)     29,788      25,989       20,600      23,200

MR           Earning days            1,125       1,270        1,640       1,638
             TCE rate (USD/day)     26,484      25,381       19,700      20,600
--------------------------------------------------------------------------------
                                     1,324       1,203        1,196       1,193
Panamax      Earning days
             TCE rate (USD/day)     30,641      30,962       26,700      23,700

Handysize    Earning days              199         206          215         195
             TCE rate (USD/day)     18,952      17,645       13,300      12,800
--------------------------------------------------------------------------------

A Realized figures.

TCE rate: Time Charter Equivalent earnings per day.

Sensitivity

     At the beginning of the third quarter 2005, 61% of the earning days remaining in the year for the Company's Panamax bulk vessels were chartered out at an average rate of USD 31,000 USD/day. For the Tanker division, about 25% of the earning days for the second half are covered.

     A change in the freight rates compared to the above mentioned of 1,000 USD/day in each of the five segments in the remaining two quarters of the year will all other things equal lead to a change in net profit of USD 5.6 mill.

Safe Harbor

     FORWARD LOOKING STATEMENTS

     Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

     Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

     The TORM share

     The price of a TORM share was DKK 331.5 at 30 June 2005 against DKK 303.9 at the end of the first quarter 2005, an increase of DKK 27.6 or 9.1%.

     During the second quarter a dividend of DKK 15 per share was paid corresponding to DKK 546 mill.

     The total return to shareholders ("TSR") in the second quarter was therefore DKK 42.6 per share (calculated without reinvestment) corresponding to a total return of 14.1% in the quarter.

     Accounting Policies

     The consolidated accounts have been prepared using the same accounting policies as in the first quarter 2005 report, but accounting policies have been changed as of 1 January 2005 to comply with International Financial Reporting Standards (IFRS). The changes, including comparative figures for 2004, are described in the section "Effect of IFRS adoption" in the Annual Report 2004. Reconciliation of net profit and shareholders' equity for the second quarter of 2004 between previous GAAP and IFRS is presented below:

                                                          Net    Shareholders'
Effect of IFRS adoption - second quarter 2004           income       Equity
-------------------------------------------------------------------------------
According to previous GAAP                                 0.5(1)      551.8(2)
Effect of:
Cost of exercise of share options                         +0.7
Unrealized value adjustment, shares                      +49.3
Exchange rate adjustment due to change of measurement
    currency in the administrative entity                               +0.1
Liability, unexercised share options                                    -0.9
                                                       ------------------------

According to current GAAP                                 50.5         551.0

-------------------------------------------------------------------------------
1 After change of measurement currency to USD from DKK in the administrative entity.

2 Shareholders' equity according to first half 2004 report translated into USD using the exchange rate at the balance sheet date.

     TORM does not apply IAS 34 in the preparation of interim financial statements.

     The report for the second quarter of 2005 is unaudited in line with normal practice.

     Information

Telephone conference

     TORM hosts a telephone conference for financial analysts and investors on 9 August 20005 at 17:00, Copenhagen time, reviewing the report for the second quarter 2005. The conference call will be hosted by Klaus Kjaerulff, CEO and Klaus Nyborg, CFO and will be conducted in English.

     Please call 10 minutes before the call starts on tel.: +45 3271 4611 (from Europe) or +1 334 323 6203 (from the USA). The telephone conference will also be broadcast via TORM's website, www.torm.com, which will also contain the presentation material.

Next reporting

     TORM's third quarter report 2005 will be released on 10 Nov. 2005.

     Statement by the Board of Directors and Management on the Interim Report

     The Board of Directors and Management have considered and approved the interim report for the period 1 January - 30 June 2005.

     The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the annual report for 2005.

     We consider the accounting policies applied to be appropriate. In our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

      Copenhagen, 9 August 2005

      Management                         Board of Directors

      Klaus Kjaerulff, CEO               Niels Erik Nielsen, Chairman
      Klaus Nyborg, CFO                  Christian Frigast, Deputy chairman
                                         Lennart Arrias
                                         Ditlev Engel
                                         Rex Harrington
                                         Peder Mouridsen
                                         Gabriel Panayotides

About TORM

     TORM is one of the World's leading carriers of refined oil products and has significant activities in the bulk market. The Company operates close to 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

     TORM was founded in 1889 and has constantly adapted itself and benefited from the significant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

Income Statement
                                                                                                    Q1-Q2
Mill. USD                                               Q2 2005       Q2 2004     Q1-Q2 2005        2004          2004
------------------------------------------------------------------------------------------------------------------------
Net revenue

                                                          132.1          98.0          264.4        200.4         433.3
Port expenses and bunkers                                 -28.4         -16.5          -55.1        -37.1         -83.0
------------------------------------------------------------------------------------------------------------------------
Time charter equivalent earnings (TCE)
                                                          103.7          81.5          209.3        163.3         350.3

Charter hire                                              -17.4         -13.9          -33.9        -28.1         -59.6
Operating expenses                                        -16.3         -11.4          -29.8        -23.2         -49.8
------------------------------------------------------------------------------------------------------------------------
Gross profit
                                                           70.0          56.2          145.6        112.0         240.9

Profit on sale of vessels and interest                     21.0           0.0           40.4          0.0           0.0
Administrative expenses                                    -6.7          -5.2          -13.3        -20.3         -38.6
Other operating expenses                                    2.8           2.3            6.3          5.1          13.2
------------------------------------------------------------------------------------------------------------------------
Profit before depreciation
                                                           87.1          53.3          179.0         96.8         215.5
Depreciation                                              -11.2          -8.4          -21.5        -16.7         -35.2
------------------------------------------------------------------------------------------------------------------------
Profit before financial items (EBIT)
                                                           75.9          44.9          157.5         80.1         180.3

Financial items                                             5.4           5.6           -1.9          1.5          30.6
------------------------------------------------------------------------------------------------------------------------
Profit before tax
                                                           81.3          50.5          155.6         81.6         210.9
Tax                                                        -0.1           0.0           -5.9          0.0          -9.6
------------------------------------------------------------------------------------------------------------------------

Net profit after tax for the period                        81.2          50.5          149.7         81.6         201.3

Earnings per share, EPS (USD)                               2.3           1.4            4.3          2.4           5.8
Earnings per share, EPS (DKK)*                             13.8           9.0           24.9         14.3          34.7
------------------------------------------------------------------------------------------------------------------------

* Calculated from USD to DKK at the average DKK/USD exchange rate for the relevant period.

Income statement by quarter
Mill. USD                                                 Q2 04         Q3 04        Q4 04         Q1 05          Q2 05
------------------------------------------------------------------------------------------------------------------------
Net revenue
                                                           98.0         104.9        128.0         132.3          132.1
Port expenses and bunkers                                 -16.5         -23.3        -22.6         -26.7          -28.4
------------------------------------------------------------------------------------------------------------------------
Time charter equivalent earnings (TCE)
                                                           81.5          81.6        105.4         105.6          103.7

Charter hire                                              -13.9         -13.2        -18.3         -16.5          -17.4
Operating expenses                                        -11.4         -11.8        -14.8         -13.5          -16.3
------------------------------------------------------------------------------------------------------------------------
Gross profit
                                                           56.2          56.6         72.3          75.6           70.0

Profit on sale of vessels and interest                      0.0           0.0          0.0          19.4           21.0
Administrative expenses                                    -5.2          -6.9        -11.4          -6.6           -6.7
Other operating expenses                                    2.3           3.2          4.9           3.5            2.8
------------------------------------------------------------------------------------------------------------------------
Profit before depreciation
                                                           53.3          52.9         65.8          91.9           87.1
Depreciation                                               -8.4          -9.2         -9.3         -10.3          -11.2
------------------------------------------------------------------------------------------------------------------------
Profit before financial items (EBIT)
                                                           44.9          43.7         56.5          81.6           75.9

Financial items                                             5.6          -0.3         29.4          -7.3            5.4
------------------------------------------------------------------------------------------------------------------------
Profit before tax
                                                           50.5          43.4         85.9          74.3           81.3

Tax                                                         0.0          -0.1         -9.5          -5.8           -0.1
------------------------------------------------------------------------------------------------------------------------
Net profit after tax for the period
                                                           50.5          43.3         76.4          68.5           81.2
------------------------------------------------------------------------------------------------------------------------

Assets

Mill. USD                                              30 Jun. 2005  30 Jun. 2004  31 Dec. 2004
------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
Tangible fixed assets

Leasehold improvements                                          0.1           0.0           0.0
Land and buildings                                              0.4           0.4           0.4
Vessels and capitalized dry-docking                           917.6         606.9         647.6
Vessels under construction and prepayments for vessels        116.1          22.6          37.3
Other plant and operating equipment                             2.7           2.8           2.7
------------------------------------------------------------------------------------------------
Total tangible fixed assets                                 1,036.9         632.7         688.0
------------------------------------------------------------------------------------------------

Other non-current assets
------------------------------------------------------------------------------------------------
Other investments                                             384.4         250.2         368.5
------------------------------------------------------------------------------------------------

TOTAL NON-CURRENT ASSETS                                    1,421.3         882.9       1,056.5
------------------------------------------------------------------------------------------------

CURRENT ASSETS

Inventories of bunkers                                          9.2           4.2           5.8
Freight receivables, etc.                                      34.7          25.4          36.0
Other receivables                                               7.2           6.7          12.8
Prepayments                                                     5.2           3.4           4.9
Securities                                                     10.8          52.7          58.1
Cash and cash equivalents                                      39.4          41.0          65.5
------------------------------------------------------------------------------------------------
                                                              106.5         133.4         183.1

Non-current assets held for sale                               52.8           0.0           0.0
------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS
                                                              159.3         133.4         183.1
------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                1,580.6       1,016.3       1,239.6
------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Mill. USD                                               30 Jun.  2005 30 Jun. 2004  31 Dec. 2004
-------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Common shares                                                    61.1         61.1          61.1
Own shares                                                       -7.7         -7.8          -7.8
Revaluation reserves                                            326.4        205.1         323.4
Retained profit                                                 471.9        291.9         312.3
Proposed dividend                                                 0.0          0.0          99.9
Hedging reserves                                                  1.8          0.7          -0.3
Translation reserve                                               0.0          0.0           0.1
-------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                      853.5        551.0         788.7
-------------------------------------------------------------------------------------------------
LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                                    507.8        373.1         333.3
-------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                     507.8        373.1         333.3
-------------------------------------------------------------------------------------------------

Short-term liabilities
Mortgage debt and bank loans                                     54.5         53.3          62.1
Other financial liabilities                                     105.3          0.0           0.0
Trade accounts payable                                           18.3         12.9          15.7
Current tax liability                                            14.2          0.0           9.1
Other liabilities                                                20.7         17.9          23.3
Accruals                                                          6.3          8.1           7.4
-------------------------------------------------------------------------------------------------
TOTAL SHORT-TERM LIABILITIES                                    219.3         92.2         117.6
-------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                               727.1        465.3         450.9
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    1,580.6      1,016.3       1,239.6
-------------------------------------------------------------------------------------------------

Shareholders' Equity
                                               Common    Own    Revaluation   Retained   Proposed   Hedging   Translation
Mill. USD                                      shares   shares   reserve      earnings   dividends  reserves   reserve    Total
--------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005, IFRS*                 61.1     -7.8     323.4        312.3      99.9        -0.3        0.1    788.7

Changes in Shareholders' equity Q1-Q2 2005:
Exchange rate adjustment arising on
translation of foreign entities                                                                                   -0.1     -0.1
Reversal of deferred gain/loss on cash flow
     hedges at beginning of period                                                                      0.3                 0.3
Deferred gain/loss on cash flow hedges at
period end                                                                                              1.8                 1.8
Reversal of fair value adjustment on
available for sale investments at beginning
of period                                                          -323.4                                                -323.4
Fair value adjustment on available for sale
investment at period end                                            326.4                                                 326.4
--------------------------------------------------------------------------------------------------------------------------------

Net income recognized directly in equity          0.0      0.0        3.0         0.0       0.0         2.1       -0.1      5.0
Profit for the period                                                           149.7                                     149.7
--------------------------------------------------------------------------------------------------------------------------------

Total income for the period                       0.0      0.0        3.0       149.7       0.0         2.1       -0.1    154.7
---------------------------
Disposal of own shares, cost                               0.1                                                              0.1
Dividends paid                                                                            -94.5                           -94.5
Dividends paid on own shares                                                      4.1                                       4.1
Exchange rate adjustment on dividends paid                                        5.4      -5.4                             0.0
Exercise of share options                                                         0.4                                       0.4
--------------------------------------------------------------------------------------------------------------------------------

Total changes in Shareholders' equity Q1-Q2
2005                                              0.0      0.1        3.0       159.6     -99.9         2.1       -0.1     64.8
--------------------------------------------------------------------------------------------------------------------------------

Balance at 30 June 2005                          61.1     -7.7      326.4       471. 9      0.0         1.8        0.0    853.5
--------------------------------------------------------------------------------------------------------------------------------

* IFRS Shareholders equity as of 1 January 2005 according to Annual Report 2004. Please refer to Annual Report 2004 for a reconciliation from the previous to the current accounting policies.

Cash flow statement
Mill. USD                                                    Q2            Q2        Q1-Q2          Q1-Q2
                                                           2005          2004         2005          2004         2004
------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Profit before financial items                              75.9          44.9          157.5         80.1         180.3
Interest income, exchange rate gains and
dividends received                                         13.6          12.6           14.9         13.6          37.6
Interest expenses                                          -5.9          -3.7          -10.7         -7.4         -15.7
------------------------------------------------------------------------------------------------------------------------
Adjustments:
Reversal of depreciation and impairment loss               11.2           8.4           21.5         16.7          35.2
Reversal of other non-cash movements                       -0.1           5.5           -9.5          4.7           3.2
Paid taxes                                                  0.0           0.0            0.0          0.0          -0.5
Change in inventories, accounts receivables and
payables                                                    2.8         -11.2            7.2         -8.9         -12.2
------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                  97.5          56.5          180.9         98.8         227.9
------------------------------------------------------------------------------------------------------------------------

Cash flow from investing activities
Investment in tangible fixed assets                      -249.9         -61.2         -471.5       -113.4        -187.3
Investment in equity interests and securities              34.3           0.0           34.3          0.0           0.0
Sale of fixed assets                                       41.4           0.0           88.8          0.0           0.2
     including profit on sale of vessels                  -21.0           0.0          -40.4          0.0           0.0
    (included in operating activities)
------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities      -195.2         -61.2         -388.8       -113.4        -187.1
------------------------------------------------------------------------------------------------------------------------

Cash flow from financing activities
Borrowing, mortgage debt and other financial
liabilities                                               208.8          45.7          367.9        117.1         146.1
Repayment/redemption, mortgage debt                       -74.0         -14.1          -95.7        -25.7         -85.6
Repayment/redemption, lease liabilities                     0.0           0.0            0.0        -30.4         -30.4
Dividends paid                                            -90.4         -33.8          -90.4        -33.8         -33.8
Purchase/disposals of own shares                            0.0           0.0            0.0          1.0           1.0
------------------------------------------------------------------------------------------------------------------------

Cash inflow/(outflow) from financing activities            44.4          -2.2          181.8         28.2          -2.7
------------------------------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents          -53.3          -6.9          -26.1         13.6          38.1

Cash and cash equivalents, beginning of period             92.7          47.9           65.5         27.4          27.4
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                   39.4          41.0           39.4         41.0          65.5
------------------------------------------------------------------------------------------------------------------------

Quarterly cash flow statement
Mill. USD                                                 Q2 04         Q3 04        Q4 04         Q1 05          Q2 05
------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Profit before financial items                              44.9          43.7         56.5          81.6           75.9
Interest income, exchange rate gains and
dividends received                                         12.6           0.8         23.2           1.3           13.6
Interest expenses                                          -3.7          -3.7         -4.6          -4.8           -5.9
------------------------------------------------------------------------------------------------------------------------
Adjustments:
Reversal of depreciation and impairment loss                8.4           9.2          9.3          10.3           11.2
Reversal of other non-cash movements                        5.5          -6.7          5.2          -9.4           -0.1
Paid taxes                                                  0.0           0.0         -0.5           0.0            0.0
Change in inventories, accounts receivables and
payables                                                  -11.2           2.3         -5.6           4.4            2.8
------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                  56.5          45.6         83.5          83.4           97.5
------------------------------------------------------------------------------------------------------------------------

Cash flow from investing activities
Investment in tangible fixed assets                       -61.2          -4.2        -69.7        -221.6         -249.9
Investment in equity interests and securities               0.0           0.0          0.0           0.0           34.3
Sale of fixed assets                                        0.0           0.0          0.2          47.4           41.4
     including profit on sale of vessels                    0.0           0.0          0.0         -19.4          -21.0
    (included in operating activities)
------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing                  -61.2          -4.2        -69.5        -193.6         -195.2
activities
------------------------------------------------------------------------------------------------------------------------

Cash flow from financing activities
Borrowing, mortgage debt and other financial
liabilities                                                45.7           0.0         29.0         159.1          208.8
Repayment/redemption, mortgage debt                       -14.1         -13.5        -46.4         -21.7          -74.0
Repayment/redemption, lease liabilities                     0.0           0.0          0.0           0.0            0.0
Dividends paid                                            -33.8           0.0          0.0           0.0          -90.4
Purchase/disposals of own shares                            0.0           0.0          0.0           0.0            0.0
------------------------------------------------------------------------------------------------------------------------

Cash inflow/(outflow) from financing activities            -2.2         -13.5        -17.4         137.4           44.4
------------------------------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents           -6.9          27.9         -3.4          27.2          -53.3

Cash and cash equivalents, beginning of period             47.9          41.0         68.9          65.5           92.7
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                   41.0          68.9         65.5          92.7           39.4
------------------------------------------------------------------------------------------------------------------------

Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)
Mill. USD                                                 Net income       Net income     Shareholders' Equity
                                                             Q2 2005        Q1-Q2 2005       30 June 2005
---------------------------------------------------------------------------------------------------------------
As reported under Danish GAAP                                   81.2            149.7             853.5
---------------------------------------------------------------------------------------------------------------

Adjustments:
    Dry-dock costs                                               0.7             -0.4              -8.7
    Reversal of write-down of vessels                            0.1              0.1              -1.3
    Unrealised gains/losses on marketable securities            -2.1             -0.1               0.0
    Derivative financial instruments                            -0.3              0.9               0.0
    Share options                                                0.0              0.0              -0.1
     Deferred gain on a sale/lease back                         -0.7            -19.4             -19.4
    Deferred tax                                                 2.6              6.5             -66.6
---------------------------------------------------------------------------------------------------------------

    Total adjustments                                            0.3            -12.4             -96.1
---------------------------------------------------------------------------------------------------------------

According to US GAAP                                            81.5            137.3             757.4
---------------------------------------------------------------------------------------------------------------

A review of principles and methods used in the reconciliation, please refer to the TORM Annual Report for 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)

Dated: August 10, 2005

                                               By: /s/ Klaus Nyborg
                                               --------------------------
                                               Klaus Nyborg
                                               Chief Financial Officer

03810.0001 #592852